SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              ENVIROKARE TECH, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 11, 2001
             (Date of Event which Requires Filing of This Statement)

CUSIP No. 29404N-209                                                 Page 2 of 4


                                  SCHEDULE 13D

---------- ----------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                                           ARCADE INVESTMENTS LIMITED
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------- ----------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a)
                                                                                                    ---
                                                                                                (b)  X
                                                                                                    ---
---------- ----------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- ----------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                                                                                    WC

---------- ----------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                     ---
---------- ----------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                             The Bahamas

----------------------- -------- ------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                                                                                   450,000
                        -------- ------------------------------------------------------------------------
     BENEFICIALLY       8        SHARED VOTING POWER
       OWNED BY                                                                                        0
                        -------- ------------------------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
      REPORTING                                                                                  450,000
                        -------- ------------------------------------------------------------------------
        PERSON          10       SHARED DISPOSITIVE POWER
         WITH                                                                                          0
---------- ----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            Common Stock                                                                         450,000
---------- ----------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                     ---

---------- ----------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                    3.0%

---------- ----------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                                                                                  IV, CO
---------- ----------------------------------------------------------------------------------------------

CUSIP No. 29404N-209                                                 Page 3 of 4

Arcade Investments Limited

     The Statement on Schedule 13D, dated March 3, 2000, initially filed by the undersigned, ARCADE INVESTMENTS LIMITED ("ARCADE"), as amended by Amendment No. 1, dated March 20, 2000, Amendment No. 2, dated January 3, 2001, and Amendment No. 3, dated March 26, 2001 (as so amended, the "Schedule 13D"), is hereby further amended by this Amendment No. 4, dated June 29, 2001, to reflect certain changes in the information previously filed by ARCADE relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless otherwise specified, all capitalized terms herein have the meanings assigned to them in the Schedule 13D.


     NOTE: The percentage ownership calculations in this Amendment No. 4 are based on 13,889,478 shares of the Issuer's Common Stock outstanding at March 31, 2001 plus 1,000,000 additional shares issued by the Issuer on June 29, 2001, totaling 14,889,478 shares of Common Stock outstanding at June 29, 2001.

Item 2. Identity and Background

     Item 2(a) is hereby amended and restated to read in its entirety as follows:

     (a) Names:

     This Statement is filed by ARCADE INVESTMENTS LIMITED ("ARCADE"), as the direct beneficial owner of 450,000 shares of Common Stock of the Issuer.

     Additionally, information for these Items 2-6 is being provided for the following officers and directors of ARCADE: Isaac Collie - President/Director; Shaniqua McPhee - Director; and Janeen Curtis - Secretary.

Item 5. Interest in Securities of the Issuer

     Items 5(a), (b), (c) and (e) are hereby amended and restated to read in their entirety as follows:

     (a)  Aggregate number of securities          450,000 shares of Common Stock

         Percentage of class of securities:       3.0%

          (b) Sole voting power:            450,000
              Shared voting power                 0
              Sole dispositive power        450,000
              Shared dispositive power            0

CUSIP No. 29404N-209                                                 Page 4 of 4




          (c) On June 11, 2001, ARCADE sold 200,000 shares of Common Stock to an individual investor unrelated to the Issuer or ARCADE, at a price of $.15 per share, in a privately negotiated transaction. Also on June 11, 2001, ARCADE sold 250,000 shares of Series A Convertible Preferred Stock of the Issuer as follows: to several investors unrelated to the Issuer, ARCADE or to each other (125,000 shares); and to Steve Pappas, President and a Director of the Issuer (25,000 shares), James Pappas (50,000 shares) and Vanessa Houiris (50,000 shares), all at a price of $.50 per share, in privately negotiated transactions. James Pappas and Vanessa Houiris are adult children of Steve Pappas. Neither of James Pappas nor Vanessa Houiris resides in the same household as Steve Pappas. Each of Steve Pappas, James Pappas and Vanessa Houiris disclaims beneficial ownership as to any shares of Series A Convertible Preferred Stock not directly owned by him or her, as the case may be. Each share of Series A Convertible Preferred Stock is convertible at any time until 10/13/01, without additional consideration, into twenty (20) shares of Common Stock of the Issuer.

          (e) ARCADE ceased to be the beneficial owner of more than five percent of the Issuer's outstanding Common Stock as of June 11, 2001.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 29, 2001                               ARCADE INVESTMENTS LIMITED


                                                    /s/   E. Isaac Collie
                                                    ----------------------------
                                                    Name:  E. Isaac Collie
                                                    Title: President/Director